UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*



                                 AutoImmune Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    052776101
-------------------------------------------------------------------------------
                                 (CUSIP Number)
-------------------------------------------------------------------------------

                                February 14, 2000
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|  Rule 13d-1(b)
|X|  Rule 13d-1(c)
|_|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------
CUSIP No. 052776101                    13G
-------------------
------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              Four Partners
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)   |_|
                                                                   (b)   |_|

------------- -----------------------------------------------------------------
     3        SEC USE ONLY


------------- -----------------------------------------------------------------
     4        CITIZENSHIP OR PLACE OF ORGANIZATION

              New York
---------------------------------- ---------- ---------------------------------
                                       5      SOLE VOTING POWER

                                              -0-
            NUMBER OF
                                   ---------- ---------------------------------
             SHARES                    6      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                          -0-
                                   ---------- ---------------------------------
              EACH                     7      SOLE DISPOSITIVE POWER
            REPORTING
             PERSON                           -0-
                                   ---------- ---------------------------------
              WITH                     8      SHARED DISPOSITIVE POWER

                                              -0-

---------------------------------- ---------- ---------------------------------
     9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       -0-
------------- -----------------------------------------------------------------
     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*                                                  |X|

------------- -----------------------------------------------------------------
     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                       0%
------------- -----------------------------------------------------------------
     12       TYPE OF REPORTING PERSON*

                       PN
------------- -----------------------------------------------------------------

-------------------
CUSIP No. 052776101                     13G
-------------------
------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              Andrew H. Tisch
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)   |_|
                                                                   (b)   |_|

------------- -----------------------------------------------------------------
     3        SEC USE ONLY


------------- -----------------------------------------------------------------
     4        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
---------------------------------- ---------- ---------------------------------
                                       5      SOLE VOTING POWER

                                              408,000
            NUMBER OF
                                  ---------- ----------------------------------
             SHARES                    6      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                          -0-
                                  ---------- ----------------------------------
              EACH                     7      SOLE DISPOSITIVE POWER
            REPORTING
             PERSON                           408,000
                                  ---------- ----------------------------------
              WITH                     8      SHARED DISPOSITIVE POWER

                                              -0-

---------------------------------- ---------- ---------------------------------
     9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       408,000
------------- -----------------------------------------------------------------
     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*                                                  |X|
------------- -----------------------------------------------------------------
     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                       2.5%
------------- -----------------------------------------------------------------
     12       TYPE OF REPORTING PERSON*

                       IN
------------- -----------------------------------------------------------------

-------------------
CUSIP No. 052776101                     13G
-------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              Daniel R. Tisch
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)   |_|
                                                                   (b)   |_|

------------- -----------------------------------------------------------------
     3        SEC USE ONLY


------------- -----------------------------------------------------------------
     4        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
---------------------------------- ---------- ---------------------------------
                                       5      SOLE VOTING POWER

                                              408,000
            NUMBER OF
                                   ---------- ---------------------------------
             SHARES                    6      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                          -0-
                                   ---------- ---------------------------------
              EACH                     7      SOLE DISPOSITIVE POWER
            REPORTING
             PERSON                           408,000
                                   ---------- ---------------------------------
              WITH                     8      SHARED DISPOSITIVE POWER

                                              -0-
---------------------------------- ---------- ---------------------------------
     9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       408,000
------------- -----------------------------------------------------------------
     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*                                                  |X|

------------- -----------------------------------------------------------------
     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                       2.5%
------------- -----------------------------------------------------------------
     12       TYPE OF REPORTING PERSON*

                       IN
------------- -----------------------------------------------------------------

-------------------
CUSIP No. 052776101                      13G
-------------------
------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              James S. Tisch
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)   |_|
                                                                   (b)   |_|

------------- -----------------------------------------------------------------
     3        SEC USE ONLY


------------- -----------------------------------------------------------------
     4        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
---------------------------------- ---------- ---------------------------------
                                       5      SOLE VOTING POWER

                                              408,000
            NUMBER OF
                                   ---------- ---------------------------------
             SHARES                    6      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                          -0-
                                   ---------- ---------------------------------
              EACH                     7      SOLE DISPOSITIVE POWER
            REPORTING
             PERSON                           408,000
                                   ---------- ---------------------------------
              WITH                     8      SHARED DISPOSITIVE POWER

                                              -0-

---------------------------------- ---------- ---------------------------------
     9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       408,000
------------- -----------------------------------------------------------------
     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*                                                  |X|
------------- -----------------------------------------------------------------
     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                       2.5%
------------- -----------------------------------------------------------------
     12       TYPE OF REPORTING PERSON*

                       IN
------------- -----------------------------------------------------------------

-------------------
CUSIP No. 052776101                      13G
-------------------
------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              Thomas J. Tisch
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)   |_|
                                                                   (b)   |_|

------------- -----------------------------------------------------------------
     3        SEC USE ONLY


------------- -----------------------------------------------------------------
     4        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
---------------------------------- ---------- ---------------------------------
                                       5      SOLE VOTING POWER

                                              408,000
            NUMBER OF
                                   ---------- ---------------------------------
             SHARES                    6      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                          -0-
                                   ---------- ---------------------------------
              EACH                     7      SOLE DISPOSITIVE POWER
            REPORTING
             PERSON                           408,000
                                   ---------- ---------------------------------
              WITH                     8      SHARED DISPOSITIVE POWER

                                              -0-

---------------------------------- ---------- ---------------------------------
     9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       408,000
------------- -----------------------------------------------------------------
     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*                                                  |X|

------------- -----------------------------------------------------------------
     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                       2.5%
------------- -----------------------------------------------------------------
     12       TYPE OF REPORTING PERSON*

                       IN
------------- -----------------------------------------------------------------

-------------------
CUSIP No. 052776101                      13G
-------------------
------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              The Andrew H. Tisch 1999 Annuity Trust III
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)   |_|
                                                                   (b)   |_|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY


------------- -----------------------------------------------------------------
     4        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
---------------------------------- ---------- ---------------------------------
                                       5      SOLE VOTING POWER

                                              331,032
            NUMBER OF
                                   ---------- ---------------------------------
             SHARES                    6      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                          -0-
                                   ---------- ---------------------------------
              EACH                     7      SOLE DISPOSITIVE POWER
            REPORTING
             PERSON                           331,032
                                   ---------- ---------------------------------
              WITH                     8      SHARED DISPOSITIVE POWER

                                              -0-

---------------------------------- ---------- ---------------------------------
     9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       331,032
------------- -----------------------------------------------------------------
     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*                                                  |X|
------------- -----------------------------------------------------------------
     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                       2.0%
------------- -----------------------------------------------------------------
     12       TYPE OF REPORTING PERSON*

                       OO
------------- -----------------------------------------------------------------

-------------------
CUSIP No. 052776101                          13G
-------------------
------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              The Daniel R. Tisch 1999 Annuity Trust III
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)   |_|
                                                                   (b)   |_|

------------- -----------------------------------------------------------------
     3        SEC USE ONLY


------------- -----------------------------------------------------------------
     4        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
---------------------------------- ---------- ---------------------------------
                                       5      SOLE VOTING POWER

                                              331,032
            NUMBER OF
                                   ---------- ---------------------------------
             SHARES                    6      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                          -0-
                                   ---------- ---------------------------------
              EACH                     7      SOLE DISPOSITIVE POWER
            REPORTING
             PERSON                           331,032
                                   ---------- ---------------------------------
              WITH                     8      SHARED DISPOSITIVE POWER

                                              -0-
---------------------------------- ---------- ---------------------------------
     9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       331,032
------------- -----------------------------------------------------------------
     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*                                                  |X|
------------- -----------------------------------------------------------------
     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                       2.0%
------------- -----------------------------------------------------------------
     12       TYPE OF REPORTING PERSON*

                       OO
------------- -----------------------------------------------------------------

-------------------
CUSIP No. 052776101                      13G
-------------------
------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              The James S. Tisch 1999 Annuity Trust III
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   |_|
                                                                 (b)   |_|

------------- -----------------------------------------------------------------
     3        SEC USE ONLY


------------- -----------------------------------------------------------------
     4        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
---------------------------------- ---------- ---------------------------------
                                       5      SOLE VOTING POWER

                                              331,032
            NUMBER OF
                                   ---------- ---------------------------------
             SHARES                    6      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                          -0-
                                   ---------- ---------------------------------
              EACH                     7      SOLE DISPOSITIVE POWER
            REPORTING
             PERSON                           331,032
                                   ---------- ---------------------------------
              WITH                     8      SHARED DISPOSITIVE POWER

                                              -0-

---------------------------------- ---------- ---------------------------------
     9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       331,032
------------- -----------------------------------------------------------------
     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*                                                  |X|

------------- -----------------------------------------------------------------
     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                       2.0%
------------- -----------------------------------------------------------------
     12       TYPE OF REPORTING PERSON*

                       OO
------------- -----------------------------------------------------------------

-------------------
CUSIP No. 052776101                         13G
-------------------
------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              The Thomas J. Tisch 1999 Annuity Trust III
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)   |_|
                                                                   (b)   |_|

------------- -----------------------------------------------------------------
     3        SEC USE ONLY


------------- -----------------------------------------------------------------
     4        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
---------------------------------- ---------- ---------------------------------
                                       5      SOLE VOTING POWER

                                              331,032
            NUMBER OF
                                   ---------- ---------------------------------
             SHARES                    6      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                          -0-
                                   ---------- ---------------------------------
              EACH                     7      SOLE DISPOSITIVE POWER
            REPORTING
             PERSON                           331,032
                                   ---------- ---------------------------------
              WITH                     8      SHARED DISPOSITIVE POWER

                                              -0-
---------------------------------- ---------- ---------------------------------
     9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       331,032
------------- -----------------------------------------------------------------
     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*                                              |X|

------------- -----------------------------------------------------------------
     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                       2.0%
------------- -----------------------------------------------------------------
     12       TYPE OF REPORTING PERSON*

                       OO
------------- -----------------------------------------------------------------

Item 1.

              (a)   Name of Issuer

                    AutoImmune Inc. (the "Issuer")

              (b)   Address of Issuer's Principal Executive Offices

                    128 Spring Street
                    Lexington, Massachusetts  02173

Item 2.

              (a)   Name of Persons Filing

                    This Schedule 13G is being filed jointly by the following entities and individuals:

                    1.     Four Partners, a New York general partnership ("FP");

                    2.     Andrew H. Tisch;

                    3.     Daniel R. Tisch;

                    4.     James S. Tisch;

                    5. Thomas J. Tisch (Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch are referred to collectively as the "Messrs. Tisch");

                    6. The Andrew H. Tisch 1999 Annuity Trust III ("Andrew Tisch GRAT III");

                    7. The Daniel R. Tisch 1999 Annuity Trust III ("Daniel Tisch GRAT III");

                    8. The James S. Tisch 1999 Annuity Trust III ("James Tisch GRAT III"); and

                    9. The Thomas J. Tisch 1999 Annuity Trust III ("Thomas Tisch GRAT III"; and collectively with Andrew Tisch GRAT III, Daniel Tisch GRAT III and James Tisch GRAT III, the "GRATs").

                    The sole partners of FP are Andrew H. Tisch 1991 Trust, for which Andrew H. Tisch is the managing trustee, Daniel R. Tisch 1991 Trust, for which Daniel R. Tisch is the managing trustee, James S. Tisch 1991 Trust, for which James S. Tisch is the managing trustee, and Thomas J. Tisch 1991 Trust, for which Thomas J. Tisch is the managing trustee. Thomas J. Tisch has been appointed the Manager of FP.

                    Each of the GRATs is a grantor retained annuity trust in which the grantor holds an annuity interest and in which the remainder interest was created in favor of a trust or trusts for the grantor's offspring. Thomas J. Tisch is the grantor and Andrew H. Tisch is the trustee of Thomas Tisch GRAT III. Daniel R. Tisch is the grantor and James S. Tisch is the trustee of Daniel Tisch GRAT III. James S. Tisch is the grantor and Thomas J. Tisch is the trustee of James Tisch GRAT III. Andrew H. Tisch is the grantor and Daniel R. Tisch is the trustee of Andrew Tisch GRAT III.

                    On February 6, 2000, each of the GRATs III distributed 76,968 shares of common stock, $0.01 par value per share, of AutoImmune Inc. ("Common Stock") it owned to each of the Messrs. Tisch who is the grantor of each of the GRATs III (the "GRAT III Distributions"). None of the GRAT III Distributions was a "sale" for purposes of the Securities Act of 1933, as amended (the "Securities Act"), or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and collectively represented only a change in the form of beneficial ownership of shares of Common Stock and not an actual change in the beneficial ownership of such shares of Common Stock.

               (b) Address of Principal Business Office or, if none, Residence

                    The mailing address of FP is:

                    c/o Thomas J. Tisch
                    667 Madison Avenue
                    New York, NY  10021

                    The mailing address for each of the GRATs is:

                    c/o Mr. Barry Bloom
                    655 Madison Avenue - 8th Floor
                    New York, NY  10021

                    The addresses of the Messrs. Tisch are:

                    Name                               Business Address
                    ----                               ----------------

                    Andrew H. Tisch                    667 Madison Avenue
                                                       New York, NY  10021

                    Daniel R. Tisch                    c/o Mentor Partners, L.P.
                                                       500 Park Avenue
                                                       New York, NY  10022

                    James S. Tisch                     667 Madison Avenue
                                                       New York, NY  10021

                    Thomas J. Tisch                    667 Madison Avenue
                                                       New York, NY  10021

              (c)   Citizenship

                    FP is a New York general partnership.

                    The Messrs. Tisch are brothers and are United States citizens.

              (d)   Title of Class of Securities

                    Common  Stock, $0.01 par value

              (e)   CUSIP Number

                    052776101

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

              (a) |_| Broker or Dealer registered under Section 15 of the Act,

              (b) |_| Bank as defined in Section 3(a)(6) of the Act,

              (c) |_| Insurance company as defined in Section 3(a)(19) of the Act,

              (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940,

              (e) |_| Investment Adviser registered under section 203 of the Investment Advisers Act of 1940,

              (f) |_| An employee benefit plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss. 240.13d-1(b)(1)(ii)(F),

              (g) |_| A parent holding company, in accordance with ss. 240.13d-1(b)(ii)(G) (Note: See Item 7),

              (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

              (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

              (j) |_| Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

              If this statement is filed pursuant to ss. 240.13d-1(c), check this box |X|.

Item 4.       Ownership

              (a-b) Amount Beneficially Owned and Percent of Class

Each GRAT owns 408,000 shares of Common Stock.

Set forth in the table below is the aggregate number of shares of Common Stock beneficially owned as of the date hereof by each person or entity listed in Item 2 above, together with the percentage of outstanding shares of Common Stock which is beneficially owned by each such person or entity.

               Name of                            Amount and Nature of                       % of Class
           Beneficial Owner                       Beneficial Ownership                     Outstanding (1)
Four Partners                                                     0                               0%
Andrew H. Tisch 1991 Trust                                        0                               0%
Daniel R. Tisch 1991 Trust                                        0                               0%
James S. Tisch 1991 Trust                                         0                               0%
Thomas J. Tisch 1991 Trust                                        0                               0%
Andrew Tisch GRAT III                                       331,032                               2.0%
Daniel Tisch GRAT III                                       331,032                               2.0%
James Tisch GRAT III                                        331,032                               2.0%
Thomas Tisch GRAT III                                       331,032                               2.0%
Andrew H. Tisch                                             408,000 (2)                           2.5%
Daniel R. Tisch                                             408,000 (2)                           2.5%
James S. Tisch                                              408,000 (2)                           2.5%
Thomas J. Tisch                                             408,000 (2)                           2.5%
                                                            -------                               ----
Total                                                     1,632,000                               9.8%  (1)

----------------

(1) The ownership percentages set forth in the table above are based on 16,657,872 shares of Common Stock outstanding as of October 31, 1999, which information was reported on the Issuer's Form 10-Q for the quarter ended September 30, 1999.

(2) Each of the Messrs. Tisch is herein reporting beneficial ownership of the shares of Common Stock owned by the GRAT for which he is trustee.

              (c) Set forth in the table below is information with respect to the number of shares of Common Stock beneficially owned as of the date hereof by each person or entity named in Item 2 above, indicating, with respect to such shares of Common Stock, whether each such person has the sole power to vote or direct the vote or shared power to vote or direct the vote and sole power to dispose or direct the disposition or shared power to dispose or direct the disposition.

                Name of                              Power to Vote or                 Power to Dispose or Direct
           Reporting Person                           Direct the Vote                       the Disposition
                                                Sole                Shared                Sole           Shared
Four Partners                                    0                     0                    0               0
Andrew H. Tisch 1991 Trust                       0                     0                    0               0
Daniel R. Tisch 1991 Trust                       0                     0                    0               0
James S. Tisch 1991 Trust                        0                     0                    0               0
Thomas J. Tisch 1991 Trust                       0                     0                    0               0
Andrew Tisch GRAT III                         331,032                  0                 331,032            0
Daniel Tisch GRAT III                         331,032                  0                 331,032            0
James Tisch GRAT III                          331,032                  0                 331,032            0
Thomas Tisch GRAT III                         331,032                  0                 331,032            0
Andrew H. Tisch (1)                           408,000                  0                 408,000            0
Daniel R. Tisch (1)                           408,000                  0                 408,000            0
James S. Tisch (1)                            408,000                  0                 408,000            0
Thomas J. Tisch (1)                           408,000                  0                 408,000            0
--------------------

(1) By virtue of their status as trustees of the respective GRATs, the Messrs. Tisch may be deemed to have power to vote or direct the vote of the securities owned by those GRATs and power to dispose or direct the disposition of the securities owned by those GRATs.

Item 5.       Ownership of Five Percent or Less of a Class

              As a result of the GRAT Transfers, FP is no longer the beneficial owner of any shares of Common Stock. Beneficial ownership of the shares of Common Stock previously held by FP is herein reported by the Messrs. Tisch and the GRATs.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person

              Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

              Not applicable.

Item 8.       Identification and Classification of Members of the Group

              Not applicable.

Item 9.       Notice of Dissolution of Group

              Not applicable.

Item 10.      Certification

                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2000                     FOUR PARTNERS

                                      By    /s/ Thomas J. Tisch
                                         ------------------------
                                         Thomas J. Tisch, Manager

                                         /s/  Andrew H. Tisch
                                         ------------------------
                                         Andrew H. Tisch

                                         /s/ Daniel R. Tisch
                                         ------------------------
                                         Daniel R. Tisch

                                         /s/ James S. Tisch
                                         ------------------------
                                         James S. Tisch

                                         /s/ Thomas J. Tisch
                                         ------------------------
                                         Thomas J. Tisch


                                      THE ANDREW H. TISCH 1999 ANNUITY TRUST III

                                      By  /s/ Daniel R. Tisch
                                        --------------------------------
                                        Daniel R. Tisch, Trustee


                                      THE DANIEL R. TISCH 1999 ANNUITY TRUST III

                                      By  /s/ James S. Tisch
                                        --------------------------------
                                        James S. Tisch, Trustee

                                      THE JAMES S. TISCH 1999 ANNUITY TRUST III

                                      By  /s/ Thomas J. Tisch
                                        --------------------------------
                                        Thomas J. Tisch, Trustee

                                      THE THOMAS J. TISCH 1999 ANNUITY TRUST III

                                      By  /s/ Andrew H. Tisch
                                        --------------------------------
                                        Andrew H. Tisch, Trustee

                                    AGREEMENT


                  In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this
Schedule 13G dated February 14, 2000 relating to the Common Stock, $0.01 par value per share, of AutoImmune Inc., as the same may be amended from time to time hereafter, is being filed with the Securities and Exchange Commission on behalf of each of them.

February 14, 2000                     FOUR PARTNERS

                                      By    /s/ Thomas J. Tisch
                                        ------------------------
                                            Thomas J. Tisch, Manager

                                           /s/  Andrew H. Tisch
                                        ------------------------
                                           Andrew H. Tisch

                                           /s/ Daniel R. Tisch
                                        ------------------------
                                           Daniel R. Tisch

                                          /s/ James S. Tisch
                                        ------------------------
                                          James S. Tisch

                                          /s/ Thomas J. Tisch
                                        ------------------------
                                          Thomas J. Tisch


                                      THE ANDREW H. TISCH 1999 ANNUITY TRUST III

                                      By  /s/ Daniel R. Tisch
                                        --------------------------------
                                        Daniel R. Tisch, Trustee


                                      THE DANIEL R. TISCH 1999 ANNUITY TRUST III

                                      By  /s/ James S. Tisch
                                        --------------------------------
                                        James S. Tisch, Trustee

                                      THE JAMES S. TISCH 1999 ANNUITY TRUST III

                                      By    /s/ Thomas J. Tisch
                                        --------------------------------
                                        Thomas J. Tisch, Trustee


                                      THE THOMAS J. TISCH 1999 ANNUITY TRUST III

                                      By    /s/ Andrew H. Tisch
                                        --------------------------------
                                        Andrew H. Tisch, Trustee